May 15, 2018


Via E-Mail

Laurie L. Green
Greenberg Traurig, P.A.
401 East Olas Boulevard, Suite 2000
Fort Lauderdale, FL 33301

       Re:    DS Healthcare Group, Inc.
              Schedule TO-T/A filed on May 10, 2018
              Filed by Medilogistics Corp. et al.
              File No. 5-86927

Dear Ms. Green:

       The Office of Mergers and Acquisitions has reviewed the amended filing listed above.
Our comments follow. Please note that we may have additional comments after we receive a response letter addressing our prior comments issued by letter dated May 4, 2018 (see comment
1 below).

General

   1. As of the time of this writing, you have not provided a response letter addressing our prior comments by letter dated May 4, 2018, including the first comment asking you to address the applicability of Rule 13e-3 to this Offer. We continue to believe that Rule
      13e-3 applies here, and that the CVR you have added as part of the Offer consideration exacerbates the conflicted nature of this Offer, given Mr. Gutierrez's current and prior affiliation with the Company as an insider and shareholder and the potential conflicts of interest represented by the Litigation which forms the basis for any potential payment pursuant to the Contingent Value Rights.

   2. Please tell us in a response letter when and how the initial Offer materials were disseminated and provide the same information as to the revised Offer to Purchase for
      Cash dated May 9, 2018.

   3. Please file the Contingent Value Rights Agreement referenced in the Offer to Purchase as an exhibit to the Schedule TO.
 Laurie L. Green, Esq.
Greenberg Traurig, P.A.
May 15, 2018
Page 2


   4. In your response letter, please provide your analysis as to whether the CVRs to be issued in exchange for tendered shares in this Offer constitute "securities" within the meaning of
      Section 2(a)(1) of the Securities Act of 1933.

   5. In your response letter, tell us how the CVR complies with the prompt payment requirements of Rule 14e-1(c). Tell us whether the rights tendering security holders will receive are enforceable immediately after the expiration of the Offer under state law.

   6. We reissue comment 2 in our comment letter dated May 4, 2018.

Cover Page

   7. On the cover page and throughout the revised Offer to Purchase, clearly state that tendering holders should not rely on receiving any additional amount by virtue of the inclusion of the Contingent Value Rights in the Offer.

Special Considerations Relating to the CVRs, page 8

   8. Expand here and in the Summary Term Sheet section to provide additional details about any fees or expenses that may be deducted from any CVR payment amount, including the types of fees that could be incurred and their approximate percentage and whether any fees or expenses could be payable to bidders or their affiliates.

   9. Expand to provide examples of specific possible scenarios in which "the interests of
      Parent in any settlement of the Litigation will not necessarily be aligned with the interests of the CVR holders." Your expanded disclosure should address bidders' affiliation with
      DS Healthcare and the possible conflicts that raises with respect to the Litigation and its settlement.

Background of the Offer, page 20

   10. Refer to comment 8 in our comment letter dated May 4, 2018. We note the new disclosure on page 21 that Mr. Tamez "will not pursue" the $500,000 change in control payment under the Performance Agreement. Clarify though whether he believes he would be entitled to it, such that he could change his mind at a future time.

The Contingent Value Rights Agreement, page 24

   11. In the fourth full paragraph here, clarify by example some of the kinds of amendments to the CVR Agreement that could be made unilaterally by Parent and how the determination as to adversely affecting the interests of CVR holders would be made, so as to determine
 Laurie L. Green, Esq.
Greenberg Traurig, P.A.
May 15, 2018
Page 3


       which kinds of amendments could be made unilaterally.


Miscellaneous, page 29

   12. Refer to comment 10 in our letter dated May 4, 2018. You may not limit an offer subject to Rule 14d-10 (as this Offer is) to "U.S. Holders of Shares" only and this reference is inconsistent with the disclosure in the same sentence stating that the Offer is being made to "all holders of DS Healthcare Shares, wherever located." Please revise.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        If you have any questions regarding these comments or your filing in general, please feel free to contact me at (202) 551-3263.


                                                     Sincerely,


                                                     /s/ Christina Chalk


                                                     Christina Chalk
                                                     Senior Special Counsel
                                                     Office of Mergers and
Acquisitions